UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

DEER CONSUMER PRODUCTS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87777R 102

 (CUSIP Number)

September 3, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87777R 102

1	Names of Reporting Persons.

Tiger Castle Limited
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

British Virgin Islands
	5	Sole Voting Power

		1,263,500
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		1,263,500
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,263,500
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.59%
12	Type of Reporting Person (See Instructions)

CO

This Amendment is being filed by Tiger Castle Limited (“TCL”) and Mr. Jing Wu Chen, the sole shareholder of TCL and employee of TCL. TCL and Mr. Chen are collectively referred to herein as the "Reporting Persons."

CUSIP No. 87777R 102

1	Names of Reporting Persons.

JingWu Chen
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

China
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		1,263,500
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		1,263,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,263,500
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.59%
12	Type of Reporting Person (See Instructions)

IN

CUSIP No. 87777 R102

Item 1.

(a)	Name of Issuer:

Deer Consumer Products, Inc., a Nevada corporation, formerly known as Tag Events Corp.
(the "Issuer")

(b)	Address of Issuer’s Principal Executive Offices:

Deer Consumer Products, Inc. Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057

Item 2.

(a)	Name of Person Filing:

JingWu Chen
Tiger Castle Limited

(b)	Address of Principal Business Office or, if none, Residence

c/o Deer Consumer Products, Inc. Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057

(c)	Citizenship:

Tiger Castle Limited is incorporated in the British Virgin Islands.
Mr. Chen is a citizen of the Peoples Republic of China

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

87777 R102

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The responses of the Reporting Persons to the information required by Items 4(a)-(c) on each of the cover pages of this Statement are incorporated herein by reference.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of Group

 Not applicable.

Item 10.  Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

TIGER CASTLE LIMITED

Dated: September 8, 2008	By:	/s/ Jing Wu Chen
Jing Wu Chen, President

Dated: September 8, 2008	By:	/s/ Jing Wu Chen
Jing Wu Chen